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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 5)(1)



                                  SAFEWAY INC.
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                   786514-20-8
                                 (CUSIP Number)




(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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------------------------                                    --------------------
 CUSIP No. 786514-20-8                 13G                   Page 2 of 7 pages.
-----------------------                                     --------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               KKR ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
              NEW YORK
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       18,513,245
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        36,584,382
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      18,513,245
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  36,584,382
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              55,097,627
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              23.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
              PN
          ---------------------------------------------------------------------



















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ITEM 1.

(a)     NAME OF ISSUER:

               Safeway Inc.

(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               5918 Stoneridge Mall Road
               Pleasanton, California 94588

ITEM 2.

(a)     NAME OF PERSON FILING:

               KKR Associates, L.P.

(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               9 West 57th Street
               New York, New York 10019

(c)     CITIZENSHIP:

               New York

(d)     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

(e)     CUSIP NUMBER:

               786514-20-8

ITEM 3. Not applicable

ITEM 4. OWNERSHIP

(a)     AMOUNT BENEFICIALLY OWNED:

               As of December 31, 1997, KKR Associates, L.P., a New York limited partnership, was the record owner of 18,513,245 shares of common stock of Safeway Inc. KKR Associates, L.P. is the sole general partner of SSI Associates, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of Safeway Inc. common stock beneficially owned by SSI Associates, L.P. and KKR Partners II, L.P. As of December 31, 1997, (i) SSI




                               Page 3 of 7 pages.

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               Associates, L.P. was the record owner of 34,857,472 shares of common stock of Safeway Inc.; and (ii) KKR Partners II, L.P. was the record owner of 1,726,910 shares of common stock of Safeway Inc. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of Safeway Inc. that KKR Associates, L.P. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.

(B)     PERCENT OF CLASS:

               23.1%

(C)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)    Sole power to vote or direct the vote:

                      18,513,245

        (ii) Shared power to vote or to direct the vote:

                      36,584,382

        (iii) Sole power to dispose or to direct the disposition of:

                      18,513,245

        (iv) Shared power to dispose or to direct the disposition of:

                      36,584,382

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.




                               Page 4 of 7 pages.

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ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.     CERTIFICATION

               Not applicable.



















                               Page 5 of 7 pages.


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                                          SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998


                                       KKR ASSOCIATES, L.P.




                                       By:      /s/ Salvatore Badalamenti
                                           ------------------------------------
                                              Name:   Salvatore Badalamenti
                                              Title: Attorney-in-Fact






                               Page 6 of 7 pages.

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                                 EXHIBIT INDEX






Exhibit 24 - Power of Attorney













                               Page 7 of 7 pages.